Exhibit 99.11

INDUSTRY OVERVIEW

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) commissioned by us in March 2023 entitled “Hong Kong Freight Forwarding, Warehousing and Value-added Services Market Study” Frost & Sullivan has advised us that the statistical and graphical information contained herein was drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

OVERVIEW OF FREIGHT FORWARDING SERVICE MARKET IN HONG KONG

Introduction of Logistics Services Market

Logistics refers to the physical flow of goods from the point of origin to the destination, and it typically entails a series of operations and services such as transportation, storage and warehousing, cargo handling, packaging, distribution processing, distribution, information processing, as well as security checking. In general, the typical modules of logistics services vary based on the modes of shipping (e.g. land – road and railway, water and air) in Hong Kong.

Source: Frost & Sullivan

Value Chain of Logistics Services, Freight Forwarding, Warehousing, and Value-added services Market

The value chain of logistics market comprises of upstream, midstream and downstream participants. In the midstream, freight forwarders serve consigner at the origin and at the destination of the shipment throughout the entire logistics operation. Prior to delivery, a freight forwarder will arrange flight or vessel bookings, cartage for crating and consolidation at the service provider’s facility, and delivery to airport or port at the origin for loading. The service continues when the cargo arrives at the cargo terminal of its destination where agency or partner of the freight forwarder will provide services including crate breakdown, storage, distribution and delivery to the consignee through warehousing and land freight transportation services providers. As logistics companies usually operate in various jurisdictions with different foreign currency control, third-party payments are common in the freight forwarding industry in order to settle payments in a timely manner.

Source: Frost & Sullivan

Introduction of Third-Party Logistics

Third-Party Logistics service provider (3PL) is a type of logistics service contractor that provides one or more outsourced specialized logistics services. These logistics service contractors are usually freight forwarding and warehousing and value-added services providers. The contractors facilitate the movement of parts and materials from suppliers to manufacturers and finished products from manufacturers to distributors and end-customers. Specialized services offered by 3PL providers include services such as transportation, warehousing, cross-docking, inventory management, packaging, freight forwarding and so on.

Source: Frost & Sullivan

Market Size of Air Freight Forwarding Services Market in Hong Kong

With the continuous expansion of goods trade and the booming of e-commerce, the revenue of air freight forwarding services in Hong Kong has seen an overall increase from HK$54.1 billion in 2017 to HK$67.5 billion in 2022, demonstrating a CAGR of 4.5% over the last five years. The unstable political environment in Hong Kong, which began in March 2019 and deteriorated in June 2019, has severely disrupted the public transport and logistics services. As the effects of trade conflicts between the US and the PRC started to emerge, the revenue of air freight forwarding services in Hong Kong decreased 10.3% from HK$58.2 billion in 2018 to HK$52.2 billion in 2019.

After that, the outbreak of coronavirus (COVID-19) firstly reported in PRC in late 2019 began to hamper the global economy, including both the PRC and Hong Kong economy, and resulted in severe air cargo capacity disruptions and congested supply chains. Due to the capacity shortage, air freight forwarding operations in Hong Kong were considerably impacted, and air cargo space costs and service fees were significantly increased. The revenue of air freight forwarding services in Hong Kong has therefore kept its growth momentum during the pandemic, climbing from HK$52.2 billion in 2019 and reached HK$73.6 billion in 2021.

As the impact of COVID-19 on the market gradually diminished, the revenue of air freight forwarding services in Hong Kong still witnessed a minor decline to HK$67.5 billion in 2022. The reduction in market size is primarily attributable to decreased air freight demand caused by global inflation, the geopolitical issues between Russia and Ukraine as well as the local ban on transshipment of e-cigarettes by road to Hong Kong International Airport. Despite this, the size of air freight forwarding services market in Hong Kong remains larger than pre-pandemic levels.

Looking forwards, Hong Kong is expected to remain its position as an international airfreight gateway dur to its free trade policy, well-developed supporting services, efficient customs procedures, and geographical proximity to mainland China. In addition, the expected completion of three-runway system and of Hong Kong International Airport by 2024 may ensure sufficient freight movement capacity in the following years. Therefore, the revenue of air freight forwarding services in Hong Kong is estimated to increase with its gradually resumed merchandise trade, climbing from HK$68.5 billion in 2023 to HK$78.2 billion in 2027, at a CAGR of 3.4%.

Market Size of Air Freight Forwarding Services in Hong Kong, 2017-2027E

Note: The data is on the Group’s financial year basis. For example, 2022 refers to the period from 1 October 2021 to 30 September 2022.

The market size includes x-ray screening and related services.

Source: Frost & Sullivan

During 2017 to 2022, the price index of air cargo space in Hong Kong has also seen an overall increase from 116.8 in 2017 to 143.6 in 2022. The air cargo space price experienced a downtrend of 25.7% from 1 April 2019 to 30 September 2019, which is due to Hong Kong being affected by the uncertainty over global economy and trade conflict during the period and the overall air freight market in Hong Kong remains unpredictable as the global political landscape and the negotiation of trade conflict between the PRC and the US. However, since the onset of pandemic, the air cargo space price in Hong Kong has gradually climbed from US$3.01 per kg in 2019 to US$3.64 per kg in 2020, and US$4.36 per kg in 2021. The pandemic has not only disrupted economic activity of PRC and major East and Southeast Asian countries, but also impact the international air trade between these regions, posing negative effects on both the airfreight demand and capacity in Hong Kong. Due to the fact that the additional freighter capacity was still insufficient to compensate for the lost belly capacity of passenger aircraft in short term, the air cargo rates in Hong Kong remained elevated between 2019 and 2021.

As the supply chain disruptions due to pandemic became alleviated, combined with the slack goods consumption due to the high inflation rate around the globe, the air cargo space price in Hong Kong has thus seen a decrease to US$3.72 per kg in 2022. It is worth noting that, unlike most of other key trade routes, the Hong Kong – Europe air cargo rates surged due to the Russia–Ukraine conflicts. Overall, the air cargo space price in Hong Kong is expected to gradually return to the pre-COVID levels in short to mid-term.

Air cargo Space price index (Hong Kong), 2017-2022

Note: The data is on the Group’s financial year basis. For example, 2022 refers to the period from 1 October 2021 to 30 September 2022.

Source: Frost & Sullivan

Market Size of Ocean Freight Forwarding Services Market in Hong Kong

Given the well-established logistic infrastructures in Hong Kong, along with the supportive government policies, including tax initiatives in fostering ship leasing business and development of marine insurance, and the establishment of Maritime and Aviation Training Fund, the ocean freight forwarding services in Hong Kong has benefited from the aforesaid positive factors and experienced a moderate growth between 2017 and 2020. The revenue of ocean freight forwarding services has grown at a CAGR of 0.5% from HK$70.8 billion in 2017 to HK$71.8 billion in 2020.

In 2021, the revenue of ocean freight forwarding services in Hong Kong skyrocketed to HK$155.8 billion. The limited shipping capacity and continue disruptions caused by pandemic, combined with a rebound in trade volumes stimulate ocean freight rates in Hong Kong to record levels. According to Frost & Sullivan, the average price of ocean cargo in Hong Kong was in the range of US$3,500 to US$3,700per FEU to per FEU in 2020, but it went up to the range of US$8,800 per FEU to US$12000/FEU in 2021. Even though the price is significantly higher, the cargo throughput by ocean transport only slightly increase from 149.2 million tonnes in 2020 to 149.3 million tonnes in 2021. Following a 117.1% dramatic growth in 2021, the revenue of ocean freight forwarding services in Hong Kong dropped to HK$ 126.4 billion in 2022, and the operating landscape was challenging. Inflation across the globe has resulted in rising living costs. The zero-COVID policy in PRC, the world’s largest exporter, led to lockdowns in Shenzhen and Shanghai, two of its largest manufacturing and commercial centers in spring 2022. Additionally, the war in Ukraine, and the related economic restrictive measures, have affected ocean freight demand and supply on routes to or via Europe. Consequently, average price of ocean cargo space dropped from 20000$/FEU to 4000-5000$/FEU while the volume also dropped by more than 20%, when comparing 2021 to 2022.

Looking ahead, the revenue of ocean freight forwarding services in Hong Kong is still expected to keep its moderate growth and be higher than the pre-COVID levels in the following years. As the global merchandise trade gradually normalizes, the ocean freight forwarding service in Hong Kong is expected to grow at a CAGR of 1.2% from HK$127.4 billion in 2023 to HK$133.9 billion in 2027. Furthermore, the continuous development of infrastructures, such as deepening the navigable depth of the Kwai Tsing Container Basin that allows ultra-large container ships to access the container terminals at all tides, may further enhances the Hong Kong’s position as the logistic hub in Asia.

Market Size of Ocean Freight Forwarding Services in Hong Kong, 2017-2027E

Note: The data is on the Group’s financial year basis. For example, 2022 refers to the period from 1 October 2021 to 30 September 2022.

Source: Frost & Sullivan

MARKET DRIVERS, TRENDS, AND CHALLENGES OF FREIGHT FORWARDING SERVICE MARKET IN HONG KONG

Market Drivers

Establishment of the Greater Bay Area and improved trade activities: In the early months of 2019, the State Council of the PRC issued the “Outline Development Plan for the Guangdong—Hong Kong-Macao Greater Bay Area” (the “Outline Development Plan”). It proposed building the region into a global manufacturing center, and positioning Hong Kong as a regional logistics, trade, and business hub. Since the establishment of the Outline Development Plan, the overall economic aggregate of the Greater Bay Area has gone from approximately RMB 2.4 trillion in 2017 to RMB 12.6 trillion in 2021. Meanwhile, the GDP of Hong Kong also grew at a CAGR of 7.2% during the same period and reached HK$2,869.68 billion in 2021. The strengthened connection between Hong Kong and other cities in the Pearl River Delta has accelerated the further integration of transportation networks, including ground, air, and warehousing services, within the geographical region. Moreover, in order to seize the opportunities, service providers are more inclined to closely collaborate, and they have already established a strategic cooperation platform for air transportation. The Greater Bay Area’s growth is anticipated to further boost Hong Kong’s role as a transportation hub, which in turn fuels the growth of the local freight forwarding service market.

Tier-2 forwarders offering more flexible service: Hong Kong had over 1,300 air freight forwarding service providers and 2,300 ocean freight forwarding service providers, which can be further classified into tier-1 and tier-2 forwarders. Tier-1 freight forwarders are in most cases multinational mega logistics firms with a global logistics network and extensive business presence, while tier-2 freight forwarders are generally local and regional players that provide more flexible services with better responsiveness. Cooperating with tier-2 forwarders enable local consigners to experience more meticulous and personalized services with better communication efficiency and knowledge of their own production process. In 2021, there were over 500 tier-2 players, accounting for 55% of the market, but only 20 to 30 tier-1 players in Hong Kong.

Growth in the trading of electrical and electronic products: Electrical and electronic products have been the most critical trading commodity type in Hong Kong, accounting for over 55% of the total values of external merchandise trade in recent years. Due to their relatively short manufacturing cycle and the increasingly stringent requirement for prompt delivery, manufacturers are more inclined to choose air-based logistics. Consequently, air freight forwarding market in Hong Kong has been significantly benefited by the steady growth in the imports and exports of electrical and electronic products.

Future Trends

Improving logistic infrastructures: In response to the growing freight movement, the Hong Kong government has planned and built a number of mega-infrastructures to enhance the overall efficiency of logistics. On the one hand, the expansion of Hong Kong International Airport and the development of a third runway system would be more beneficial to the regional air freight industry – the freight handling capacity of HKIA is projected to grow by approximately 4 million tonnes of cargo and reach 9 million tonnes of cargo annually in 2024. On the other hand, the Tuen Mun – Chek Lap Kok Link opened in recent years effectively connects the Northwest New Territories to the Hong Kong – Zhuhai – Macao Bridge. It is expected to significantly drive up the logistics efficiency and lower transportation costs of the goods transported between Hong Kong and cities in the Pearl River Delta. As an instance, the travel time between Zhuhai and the Kwai Chung Container Port can theoretically decrease from 3.5 hours to 75 minutes, while the travel time between Tuen Mun and HKIA can be reduced by up to 20 minutes. Such enhanced infrastructures could further strengthen Hong Kong’s position as a regional logistics hub by improving the city’s connectivity and internal transport network, facilitating the growth of Hong Kong freight forwarding services market.

Rising freight movement due to rapid expansion of e-commerce: The rapid expansion of e-commerce industry may continue to revolutionize customer experiences and reshape the landscape of the global supply chain, stimulating the global trading activities. According to Frost & Sullivan, global e-commerce revenues has nearly doubled over the past five years and reached $5.2 trillion in 2021, while Hong Kong’s total import and export merchandise values have correspondingly grown by 24.1% over the same period and reached HK$10.3 trillion in 2021. With the global e-commerce market projected to hit $7 trillion by 2024, the values of external merchandise trade in Hong Kong is expected to continue its growth momentum. The freight forwarding market in Hong Kong may continue to align with the upward trend.

Integrated Network Platform satisfying consigner needs: In the freight forwarding sector, consigners’ demand for system interfacing, freight tracking, and positioning is increasing. Consigners are increasingly concerned about the location of their freight and whether or not it is being delivered securely, especially when it comes to high-end products. In response to these, third-party logistics companies employ digital technology as a tool to improve their own logistics services, to realize the rational allocation of logistics resources, and to create a new logistics solution that combines online and offline connectivity to provide consigners with a new experience. For example, the logistics visibility platform might provide consigners with a comprehensive visualization tool, allowing them to view their freight’s complete route in real time. In the future, wider application of relevant technologies like 5G, CCTV, and location services are likely to further assist freight forwarders in meeting clients’ requirements.

Challenges

Increased regional competition: The PRC government, in order to enhance the development of logistic industry in the PRC to keep up with the rapid economy development of the PRC, has reduced tax on logistic enterprises and promoted advanced logistic management system to accelerate industry reform. On the other hand, the airports in Shenzhen, Guangzhou and Shanghai has expanded, which would result into intensifying competition. As a result, such development of logistics industry in the PRC would directly increase their competitiveness and performance and hence producing potential impact to the Hong Kong freight forwarding service market.

Long-term strategic competition between US and PRC: The PRC-US trade war initiated in 2018 is regarded as a long-term strategic political and economic manoeuvre between two nations’ great power competition. However, Hong Kong is a free trade port and a sperate customs territory confirmed and protected by Hong Kong’s basic law and WTO agreements. Imported goods that are legitimately the products of Hong Kong are not subject to the additional Section 301 duties. And according to Frost & Sullivan’s market study, from 2020 onwards, import and export categories and cargo volume between US and Hong Kong have not seen substantial changes due to the tension between US and PRC.

Increasing operational costs: Logistic industry is a labor-intensive industry which would require a lot of human resources on cargo handling, delivery, as well as warehousing services. In addition, the bi-annual adjustment of minimum wages in Hong Kong would increase the labor cost of the industry directly. Warehousing requires a large amount of space for proper operation which would create a huge financial burden to the service providers. With the increasing land rental price, along with the increasing labor cost, small-scale market participants may be adversely affected.

OVERVIEW OF WAREHOUSING AND VALUE-ADDED SERVICES MARKET IN HONG KONG

Market Size Analysis

Warehousing, storage and value-added services generally include inventory management and services, such as labelling, re-packaging and coding services, which also contributed to an indispensable part of the entire integrated logistics services market. The revenue generated from warehousing, storage and value-added services has increased from approximately HK$9.1 billion in 2017 to approximately HK$14.4 billion in 2022, representing a five-year CAGR of 9.6%. The growth was mostly attributable to surging property prices, especially rents of private flatted factories, leading to the growth of business receipts of warehousing services providers.

The sustained demand for warehousing services resulted from movement of goods in and out of Hong Kong is expected to support the warehousing market during the forecast period, the revenue derived from warehousing, storage and value-added services is expected to reach approximately HK$17.1 billion by the end of 2027, representing a CAGR of 3.6% for the next five years.

Market Size of warehousing, storage and value-added services in Hong Kong, 2015-2025E

Note: The data is on the Group’s financial year basis. For example, 2022 refers to the period from 1 October 2021 to 30 September 2022.

Source: Census and Statistics Department of Hong Kong, Frost & Sullivan

Market Drivers

Evolving warehousing technologies: Increasing smartphone prevalence stimulates online and cross-border sales across regions, hence raising the demand for fully automated and mega warehouses. Transformation in warehousing was led by improved applications and processes in the areas of sorting, inventory planning, and forecasting. In recent years, Warehouse Management Systems (WMS), artificial intelligence, automation, robotics and drones played a significant role. For instance, the technological values of robotics for warehouse management has been greatly discovered, especially in the areas of inventory transportation, storage, and classification. With increasing order volumes, a huge number of goods to explore, more tailored order packaging, and faster shipping requirements, warehousing robotics enable service providers to successfully adapt to volume growth and complete more activities at a lower cost and with less labor.

Application of data analytics: Big data analytics, intelligent logistics solutions, and the Internet of Things are regarded as the most important factors for boosting logistics industry efficiency. Data analytics provides logistics service providers with limitless potential, from gaining consumer insights to comprehending product flows, including container lead times, optimal routes, and driver insights. With the implementation of data analytics, businesses could get a competitive advantage by implementing flexible order delivery management and optimizing their resources with real-time data intelligence to better comprehend the customer landscape and competitive intelligence. Long-term demand projections assist service providers in segmenting their customer bases, ensuring the availability of assets, and preparing for important supply chain pain spots using a predictive analytics model. Moreover, as the demand for high-value, customized logistics services continue to rise, providers of warehousing and value-added services are adopting predictive analytics to react to the shifting market.

COMPETITIVE LANDSCAPE OVERVIEW OF FREIGHT FORWARDING MARKET IN HONG KONG

Competitive Landscape Overview

The freight forwarding market in Hong Kong is considered as a highly fragmented market with a large number of small and medium-sized players. Based on the scale of operation, there are two kinds of market participants, namely the tier-one freight forwarders and tier-two freight forwarders. Tier-one freight forwarders are generally the global leading mega logistics groups with worldwide logistics network and business coverage. By leveraging high level of vertical and horizontal integration, tier-one freight forwarders generally serve as air and marine carriers as well, with in-house international freight transportation capability. Tier-two freight forwarders are generally local and regional players with networks covering certain focused logistic locations and categories of goods. Compared with tier-one players, tier-two freight forwarders who have less diversified service portfolio start to provide integrated logistics solutions. In 2022, there are approximately 1,300 air freight forwarding services providers and 2,200 ocean freight forwarding services providers in Hong Kong. The leading market players are usually the tier-one freight forwarders and the aggregate market share of top five players of air and ocean freight forwarding market in 2022 was 15.9%. The market dominance of international enterprises is primarily attributable to their integrated logistic service offerings, possession of huge resources and extensive industry experience. For the year ended 30 September 2022, the Group recorded the revenue of approximately HK$0.6 billion and had a market share of 0.3% in the provision of air and ocean freight forwarding service in Hong Kong.

Note: Freight forwarding services refer to the provision of air and ocean freight forwarding services.

The revenue refers to the period for the year ended 30 September 2022.

Company A is a global logistics company based in Schindellegi, Switzerland. It operates in more than 100 countries with over 1,400 offices and has around 80,000 employees worldwide. It is listed on several stock exchanges, including SIX Swiss Exchange, Frankfurt Stock Exchange and the New York Stock Exchange (NYSE).

Company B is a global transport and logistics service provider that operates in more than 80 countries and has over 70,000 employees worldwide. It is listed on Copenhagen Stock Exchange.

Company C is a multinational logistics company that offers services such as air and ocean freight, land transportation, contract logistics, and supply chain management. It is listed on the Frankfurt Stock Exchange

Company D is the subsidiary of a German multinational package delivery and supply chain management company listed on London Stock Exchange. It operates in more than 220 countries and territories worldwide with over 380,000 employees.

Company E is a global logistics company that provides supply chain solutions, including air and ocean freight forwarding, customs brokerage, and warehousing and distribution services. It is headquartered in Seattle, Washington, United States and listed on Nasdaq Stock Exchange.

For the year ended 30 September 2022, total revenue of air and ocean freight forwarding services attributable to tier-two players in Hong Kong amounts to HK$88,722.1 million, and the market is highly fragmented with top five market participants accounting for 6.3% of market share. For the year ended 30 September 2022, the Group recorded the revenue of HK$569.5 million and accounted for a market share of 0.6% in the tier-two air and ocean freight forwarding services market in Hong Kong. The Group was the fifth largest tier-two freight forwarding services providers in Hong Kong.

Note: The revenue refers to the period for the year ended 30 September 2022.

Company F provides integrated logistics services. It offers international freight forwarding, airfreight, origin logistics, international hub, container haulage and distribution, cold chain logistics, liner shipping agency, and freight consulting services.

Company G is a long-established freight forwarder headquartered in Hong Kong, with sales force in Hong Kong and six regional offices in the PRC.

Company H provides various logistic and transportation service, including ocean freight, air freight, cross-border haulage between Hong Kong and the PRC, warehousing, cargo inspection, inland container depot operation, container freight station operation, third party logistics and insurance brokerage, etc.

Company I is an integrated logistic service provider engaging in ocean and air freight forwarding, warehousing, as well as e-commerce logistic solution service.

Entry Barriers

Established Relationship and Network: Proven track record and related project experience are considered to be the major elements establishing business relationship with other market players, such as airlines and maritime companies. The existing market players in logistic services market in Hong Kong have already formed strong partnerships with various players along the value chain, such as warehouse service providers, oversea freight forwarders, etc. Without such connections, market entrants may find it difficult to collaborate with those players for a more competitive prices and ideal timeslots for transport, and as such, resulting into a less attractive service offerings to the customers when comparing with established players in the market.

Initial Investment: Logistic service, including freight forwarding service, requires a substantial amount of capital during the initial stage of investment for equipment. To cater the upcoming requirement of RACSF and to be more competitive, logistic service providers need to invest in the related X-ray screening facilities and arrange qualified manpower for operation, as well as enhancing the existing warehousing facilities and equipment. On the other hand, warehousing service also requires rental of a sizable space for storage. As such, market entrants may not have the ability the withstand the high financial pressure during the early stage of operation and cannot sustain their business in long term.

Industry Expertise and Service Offering: In order to increase market competitiveness, leading market players are gradually increasing their scope of services by providing one-stop services from parcel pick-up to storage and door-to-door delivery. In addition, the leading market participants possess stronger financial resources, experienced professional and labor which enable them to provide quality services, such as delivery within tight timeline. As such, the international freight forwarding enterprises would opt to collaborate with these companies instead of new market entrant who do not have such proven record.

Competitive Advantages of the Group

Well-established business partnership: With over 15 years of establishment, the Group has developed an extensive business relationship with various stakeholders along the value chain, such as airlines, maritime companies, as well as other freight forwarders. With such well-developed connections, the Group could be able to secure cargo spaces from different airlines, maritime companies and other freight forwarders in order to provide much wider range of destination to the customers. By estimation, the Group currently is providing routings to over 150 countries for the clients. In addition, the ability to obtain cargo spaces also provide flexibility to the Group to deliver the parcels timely and efficiently.

Provision of tailored services and established reputation: The Group has dedicated to provide quality and reliable services by keeping close and effective communication with the customer in order to receive constructive feedbacks and update them with the latest market information. Furthermore, the Group has provided a comprehensive freight forwarding service to the customers by discussing with them about their delivery schedule, storage requirement, in order to cater each customer’s unique needs. Along with our comprehensive network of carriers, freight forwarders and shippers, the Group could provide the best quality of service to the customers upon their specialized requirements. As such, we have built a good reputation in the industry which enable the Group to maintain long term relationship with the clients.

High experienced management team: The management team of the Group has more than 20 years of experience in the logistic industry which allow them to demonstrate their industry know-how and extensive expertise during our operation. On the other hand, the Group has more than 40 employees who have previously work in the logistic industry and they possess in-depth industry knowledge about the nature of international freight forwarding and the tariff requirements of different cargo in different countries. Such high level of awareness has shown the professionalism of our Group and enable us to cater any needs from our customers.

Frost & Sullivan is a global consulting firm and an independent third-party company. Founded in 1961, Frost & Sullivan has more than 2,000 industry consultants, market research analysts and economists in 40 offices worldwide.

In writing our industry reports, we conduct both primary and secondary research, obtaining information from a variety of sources and conducting independent surveys of multiple respondents. Primary research included discussions with leading industry participants and industry experts about the current state of the industry; secondary research was based on our own research database, reviewing company reports, independent research reports and data. In preparing the industry report, Frost & Sullivan assumed that (1) the Chinese economy is likely to maintain stable growth over the next decade and (2) the social, economic and political environment in PRCis likely to remain stable over the forecast period.

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